VIA FAX TO 202-772-9210 and VIA EDGAR
June 26, 2006
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549-0405
Attn: Maryse Mills-Apenteng, Examiner and Barbara Jacobs, Assistant Director

Re:	XATA Corporation
Request for Acceleration of Registration
Statement on Form S-3 filed April 20, 2006
SEC File No. 333-132246
Ladies and Gentlemen:
     We hereby request acceleration of the effectiveness of our Registration Statement on Form S-3, Registration No. 333-132246, to Tuesday, June 27, 2006 at 4:00 p.m. EDT.
     In connection with this request, the Company, through the undersigned officer, hereby acknowledges the following:
1.	Should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your prompt attention to this request.
Very truly yours,
XATA Corporation

By:	/s/ Mark Ties
Chief Financial Officer